Exhibit 12.1

	Year ended December 31,					Nine months ended September 30, 2003
	1998	1999	2000	2001	2002
Earnings:
Income / (loss) from continuing operations	$(5,975)	$(5,712)	$(27,020)	$(6,975)	$6,217	$4,601
Pre-tax losses of equity investees	$2,282	$3,031	$1,125	$0	$0	$0

Total Earnings	$(3,693)	$(2,681)	$(25,895)	$(6,975)	$6,217	$4,601
Fixed charges:
Interest expense	$960	$804	$266	$2,499	$2,191	$1,075

Total fixed charges	$960	$804	$266	$2,499	$2,191	$1,075

Preferred Dividends	$0	$0	$0	$0	$0	$0

Subtotal: Fixed Charges and Preferred Dividends	$960	$804	$266	$2,499	$2,191	$1,075

Income / (loss) from continuing operations plus fixed charges	$(2,733)	$(1,877)	$(25,629)	$(4,476)	$8,408	$5,676

Ratio of earnings to fixed charges and preferred dividends	—	—	—	—	3.8	5.3

Deficiency	$3,693	$2,681	$25,895	$6,975	—	—